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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

COMMON SHARE PURCHASE WARRANT INDENTURE

KENSINGTON RESOURCES LTD.

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the issue
of up to 5,299,999 Share Purchase Warrants

May 6, 2005

TABLE OF CONTENTS

THIS SHARE PURCHASE WARRANT INDENTURE is made as of the 6th day of May, 2005.

BETWEEN:

> **KENSINGTON RESOURCES LTD.,** a company continued under the laws of the Yukon Territory
>
> (the "**Company**")

AND:

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a trust company existing under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada
>
> (the "**Warrant Agent**").

RECITALS

WHEREAS:

A.   The Company may issue up to 5,299,999 Warrants under this Indenture pursuant to the Offering of Units;

B.   Each whole Warrant will be exercisable to acquire, subject to adjustment in stated circumstances, one Share at the Exercise Price at any time prior to the Warrant Expiry Time on the Warrant Expiry Date on the terms and conditions set forth herein;

C.   The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

D.   The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the persons who become Warrantholders; and

E.   The foregoing recitals A and C are made as representations and statements of fact by the Company and not by the Warrant Agent.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Company hereby appoints the trustee as Warrant Agent, for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1   **Definitions**

In this Indenture and in the Warrant Certificates:

"**1933 Act**" means the United States *Securities Act of 1933*, as amended;

"**Accredited Investor**" means an "accredited investor" as that term is defined in Rule 501 of Regulation D;

"**Applicable Legislation**" means the provisions of the *Canada Business Corporations Act*, as from time to time amended, and any statute, of Canada or a province thereof, and the regulations and rules under any such named or other statute relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

"**auditor**" of the Company means a chartered accountant or firm of chartered accountants as may be duly appointed as auditor of the Company from time to time;

"**business day**" means a day that is not a Saturday, Sunday or civic or statutory holiday in the City of Vancouver, British Columbia;

"**Company**" means Kensington Resources Ltd., a corporation continued under the laws of the Yukon Territory;

"**Convertible Securities**" means securities of the Company or any other issuer that is convertible into or exchangeable for or otherwise carries the right to acquire Shares, and "**Convertible Security**" means any one of them;

"**Current Market Price**", at any date, means the weighted average price per Share at which the Shares have traded on the Exchange or such other stock exchange which constitutes the principal trading market (by volume) for the Shares during the 20 consecutive trading days (on each of which at least 500 Shares are traded in board lots) ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Shares sold;

"**Date of Issue**" means the date hereof, notwithstanding that Warrants may be issued and countersigned later than the date hereof;

"**Directors**" means the board of directors of the Company for the time being and reference without more to action by the Directors shall mean action by the Directors as a board or by any authorized committee thereof;

"**dividends**" means dividends (payable in cash or in securities, property or assets of equivalent value) declared payable on the Shares;

"**Exchange**" means the TSX Venture Exchange, or if the Shares are not listed on that exchange, such other stock exchange or quotation system on which the Shares may then be listed;

"**Exercise Price**" means $2.50 per Share, as adjusted in accordance with the terms of this Indenture, in effect from time to time;

"**Extraordinary Resolution**" means an extraordinary resolution of Warrantholders as defined in Section 5.12 and includes a written instrument signed by Warrantholders pursuant to the provisions of Section 5.12;

"**Offering**" means the offering under a private placement of Units of the Company;

"**person**" means an individual, a corporation, a partnership, a government or any department or agency thereof, a joint venture, a trust, an estate, an unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual; and pronouns and other words importing persons have a similarly extended meaning;

"**Qualified U.S. Entity**" means a corporation, partnership or other legal entity incorporated or organized in the United States who purchased the Warrants from the Company and whose affairs are wholly controlled and directed from outside of the United States;

"**Qualifying Jurisdictions**" means each of the provinces of Canada in which the purchasers of Units under the Offering are resident;

"**Regulation D**" means Regulation D under the 1933 Act;

"**Regulation S**" means Regulation S under the 1933 Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Commissions**" means, collectively, the securities commissions or other securities regulatory authorities under the applicable Securities Laws of each of the Qualifying Jurisdictions;

"**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations made and forms prescribed thereunder together with all applicable published policy statements and blanket orders and rulings of the Securities Commissions;

"**Shares**" means the common shares without par value in the capital of the Company as constituted on the date hereof, provided that in the event of any adjustment pursuant to Article 3, "**Shares**" will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment;

"**Shareholder**" means an owner of record of one or more Shares or shares of any other class or series of the Company;

"**Subsidiary**" means a corporation, a majority of the outstanding voting shares of which is owned, directly or indirectly, by the Company, or by one or more Subsidiaries of the Company and, as used in this definition, "**voting shares**" means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency, whether or not such contingency shall have happened;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**this Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this instrument and not to any particular Article, section, paragraph, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

"**Time of Exercise**" means the time that surrender of the Warrant Certificate, the Warrant Exercise Form (attached hereto as part of Schedule "A") and payment of the Exercise Price is effected by a Warrantholder according to the provisions of Section 3.1 hereof;

"**trading day**" means a day on which the Exchange is open for business;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**Units**" means the units issued pursuant to the Offering, with each unit composed of one Share and one Warrant;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S under the 1933 Act;

"**U.S. Purchaser**" means a person who purchased the Warrants from the Company at the time the person was a U.S. Person (except for a Qualified U.S. Entity), or who purchased the Warrants in the United States or for the benefit or account of a U.S. Person;

"**Warrant Agent**" means Computershare Trust Company of Canada or any lawful successor thereto from time to time under this Indenture;

"**Warrant Certificate**" means a certificate substantially in the form specified in Schedule "A" hereto evidencing one or more Warrants;

"**Warrant Expiry Date**" means May 6, 2006;

"**Warrant Expiry Time**" means 4:30 p.m. (Vancouver time) on the Warrant Expiry Date;

"**Warrantholder**", "**holder**" or "**holder of Warrants**" means with respect to the Warrants, a person entered on the register to be maintained under Section 2.10 as the registered holder of a Warrant for the time being; and

"**Warrants**" means the share purchase warrants of the Company issued and certified hereunder and for the time being outstanding.

1.2 Meaning of "outstanding" for Certain Purposes

Every Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until the Warrant Expiry Time, or until it shall be surrendered to the Warrant Agent upon the exercise thereof pursuant to Article 3, provided however that:

(a) a Warrant which has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Warrant;

(b) where a Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the number of Warrants outstanding; and

(c) for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Company or any Subsidiary thereof shall be disregarded, except that:

(i) for the purpose of determining whether the Warrant Agent shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

(ii) Warrants so owned which have been pledged in good faith other than to the Company or any Subsidiary thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Warrant Agent the pledgee's right to vote the Warrants in his discretion free from the control of the Company or any Subsidiary thereof, as the case may be, and the terms of the pledge thereof as to the right to vote shall govern.

1.3 Day not a Business Day

If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a business day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a business day.

1.4 Words Importing the Singular

Words importing the singular include the plural and *vice versa* and words importing a particular gender include all genders.

1.5   **Time of the Essence**

Time shall be of the essence in this Indenture and the Warrant Certificates.

1.6   **Interpretation not Affected by Headings, etc.**

The division of this Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.7   **Applicable Law**

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8   **Trust Indenture Legislation**

(1)   If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2)   Each of the Company and the Warrant Agent will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

1.9   **Severability**

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.10   **Entire Agreement**

This Indenture constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no general or specific warranties, representations or other agreement by or among the parties in connection with the entering into of this Indenture or the subject matter hereof except as specifically set forth herein.

1.11   **Currency**

Unless otherwise stated, all dollar amounts referred to in this Indenture are references to Canadian dollars.

ARTICLE 2
ISSUE OF WARRANTS

2.1   Creation and Issue of Warrants

(1)   A total of up to 5,299,999 Warrants, each whole Warrant entitling the holder thereof to purchase one Share, as adjusted from time to time pursuant to this Indenture, are hereby created and authorized to be issued.

(2)   Subject to adjustment as provided in this Indenture, each whole Warrant issued hereunder will entitle the holder thereof to purchase one Share at any time from and after the Date of Issue of the Warrant to and including the Warrant Expiry Time at the Exercise Price.

2.2   Form and Terms of Warrant Certificates

Warrant Certificates shall be substantially in the form set out in Schedule "A" hereto, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Company and the Warrant Agent and shall be numbered in the manner as the Company, with the approval of the Warrant Agent, may prescribe. No Warrant Certificates representing fractional Warrants will be issued under this Indenture, and any fractional Warrants will be rounded down to the nearest whole Warrant.

2.3   Purchase of Warrants

(1)   The Company, when not in default under this Indenture, may offer to purchase and purchase in the market, by private contract, by tender or otherwise all or any portion of the Warrants on such terms as the Company may determine. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by it and no Warrants shall be issued in substitution therefor.

(2)   If, upon an invitation for tenders, more Warrants are tendered at the same lowest price than the Company is prepared to accept at that price, the Warrants to be purchased by the Company shall be selected by the Warrant Agent by lot, or in any other manner as the Warrant Agent may deem equitable, from the Warrants tendered by each tendering Warrantholder who tendered at such price. For this purpose the Warrant Agent may make, and from time to time amend, regulations with respect to the manner in which Warrants may be so selected and regulations so made shall be valid and binding upon all Warrantholders notwithstanding the fact that, as a result thereof, the Warrants held by a holder or represented by a Warrant Certificate become subject to purchase in part only.

(3)   Notwithstanding paragraphs (1) and (2) above, in the event the Warrants are not listed on an exchange or quotation system and no other material public market exists for the Warrants, any offer to purchase Warrants by the Company shall be made to on a pro rata basis to all Warrantholders.

2.4 Issue of Warrant Certificates

Warrant Certificates to be issued and delivered from time to time under this Indenture shall be executed by the Company and certified by the Warrant Agent pursuant to or upon the written order of the Company, without the Warrant Agent receiving any consideration therefor.

2.5 Warrantholder not a Shareholder

Nothing in this Indenture or in the ownership of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on a Warrantholder any right or interest whatsoever as a shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Company or any right to receive any dividend or other distribution.

2.6 Execution of Warrant Certificates

Warrant Certificates shall be signed by any one director or officer of the Company and shall be dated the Date of Issue. The signature of such director or officer may be mechanically reproduced by facsimile and Warrant Certificates bearing facsimile signatures shall be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificates as one of the officers or directors may no longer, prior to the certification and delivery of the Warrant Certificate, hold the official capacity in which he signed, any Warrant Certificate signed as aforesaid shall be valid and binding upon the Company when the Warrant Certificate has been certified by the Warrant Agent in accordance with Section 2.7 and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.7 Certification by Warrant Agent

(1) No Warrant Certificate shall be issued, or if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by the Warrant Agent by being countersigned by or on behalf of the Warrant Agent and the countersignature upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and is a valid obligation of the Company, and that the holder is entitled to the benefit hereof.

(2) The countersigning by or on behalf of the Warrant Agent on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants and the Warrant Agent shall in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein. The countersignature of or on behalf of the Warrant Agent shall, however, be a representation and warranty by the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.8   **Exchange of Warrant Certificates**

The holder of a Warrant Certificate may at any time after the date of issue thereof and prior to the Warrant Expiry Time, upon surrender thereof to the Warrant Agent at its principal transfer office in the City of Vancouver or at any other place that is designated by the Company with the approval of the Warrant Agent, exchange the same for Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Shares for which the holder may subscribe under the surrendered Warrant Certificate. On each exchange the Warrant Agent may levy a sufficient charge to reimburse it for any tax or other governmental charge required to be paid and, in addition, a reasonable charge for every Warrant Certificate issued upon the exchange and payment of the charges shall be made by the party requesting the exchange, as a condition precedent thereto. The Company shall execute and the Warrant Agent shall certify in accordance with Sections 2.6 and 2.7 all Warrant Certificates necessary to carry out exchanges contemplated herein.

2.9   **Issue in Substitution for Lost Certificates**

(1)   If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company, subject to applicable law and subject to subsection (2), will issue and thereupon the Warrant Agent will countersign or certify and deliver a new certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of the mutilated certificate or in lieu of and in substitution for the lost, destroyed or stolen certificate, and the substituted Warrant Certificate shall entitle the holder thereof to the same rights and benefits and will bear the same legends, if any, as the certificate being replaced and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)   The applicant for the issue of a new certificate pursuant to this section will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

         (a)   furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate to be replaced as is satisfactory to the Company and to the Warrant Agent in their discretion;

         (b)   if so required, furnish an indemnity and surety bond in amount and form satisfactory to the Company and to the Warrant Agent, in their discretion; and

         (c)   pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.10   **Registration and Transfer of Warrants**

(1)   The Company shall cause to be kept by and at the principal office of the Warrant Agent in the City of Vancouver and by the Warrant Agent or such other registrar as the Company, with the approval of the Warrant Agent, may appoint, at such other place or places, if any, as the Company may designate with the approval of the Warrant Agent, registers in which shall be entered in alphabetical order the names and addresses (including street and number, if any) of the holders of Warrants and

particulars of the Warrants held by them respectively. Such registration shall be noted on the Warrant Certificates by the Warrant Agent or other registrar.

(2) No transfer of a Warrant shall be valid unless made on any one of the registers upon surrender of the Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent or other registrar executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent or other registrar, and upon compliance with applicable Securities Laws and requirements of the Securities Commissions and the Exchange, and such other reasonable requirements, including those set forth in section 2.15 hereof, if applicable, as the Warrant Agent or other registrar may prescribe.

(3) The registered holder of Warrants may at any time and from time to time have the registration of the Warrants transferred from the register in which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Warrant Agent or other registrar may prescribe.

(4) The Company shall also cause to be kept by and at the principal office of the Warrant Agent in the City of Vancouver and by the Warrant Agent or such other registrar as the Company may appoint, with the approval of the Warrant Agent, at such other place or places, if any, as the Company may designate with the approval of the Warrant Agent, registers in which all transfers of Warrants and the date and other particulars of each transfer shall be set out.

(5) The transferee of Warrants shall, after the Warrant Certificate and the appropriate form of transfer are lodged with the Warrant Agent or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, be entitled to be entered on one of the registers as the owner of the Warrants free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of the Warrants, save in respect of the equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction. The receipt by the registered holder of Warrants of the Shares purchasable pursuant thereto will be a good discharge to the Company and the Warrant Agent therefor and neither the Company nor the Warrant Agent will be bound to inquire into the title of the holder except as aforesaid.

(6) Subject to applicable law, neither the Company nor the Warrant Agent nor any registrar shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may deal with the same on the direction of the person registered as the holder thereof, whether named as Warrant Agent or otherwise, as though that person were the beneficial owner thereof.

(7) The registers required to be kept in the City of Vancouver shall at all reasonable times be open for inspection by the Company or any Warrantholder. The Warrant Agent and every registrar shall from time to time when requested to do so by the

Company, by the Warrant Agent or by a Warrantholder, furnish the Warrant Agent or upon payment by the Company or Warrantholder of a reasonable fee, the Warrantholder or the Company, as the case may be, with a list of names and addresses of holders of Warrants entered on the registers kept by them and showing the number of Warrants held by each such holder.

2.11   Enforcement of Rights of Warrantholders

(1)   All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights which are hereby conferred upon the Warrant Agent and subject to the provisions of Section 7.1. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect the interests of the Warrantholder.

(2)   No one or more Warrantholders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action, or to enforce any right hereunder or under any Warrant Certificate, except subject to the conditions and in the manner herein provided and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Warrant Agent, except only as herein provided, and in any event for the equal benefit of all Warrantholders.

(3)   No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in the Warrant Certificates shall be had against any shareholder, officer or director, past, present or future, of the Company or of any of its Subsidiaries or of any successor corporation, either directly or through the Company, or the Subsidiaries or otherwise, by any legal or equitable proceeding by virtue of any statute or otherwise.

(4)   This Indenture and the Warrants issued hereunder are solely corporate obligations and no personal liability whatsoever shall attach to or be incurred by the shareholders, officers or directors, past, present or future, of the Company, or of any of its Subsidiaries, or any successor corporations, under or by reason of the obligations, covenants or agreements contained in this Indenture or in the Warrant Certificates; and any personal liability of any nature whatsoever either at common law, in equity or by statute of, and any right or claim against any such shareholder, officer or director are hereby expressly waived as a condition of and as consideration for the execution of this Indenture and the issue of the Warrants.

2.12   Warrants to Rank Pari Passu

Except as otherwise provided herein, all Warrants will rank *pari passu*, whatever may be the actual dates of issue thereof.

2.13   **Notice to Warrantholders**

(1)   Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary mail or air mail, postage prepaid, addressed to the holders or delivered by hand or sent by facsimile (or so mailed to certain holders and so delivered or sent by facsimile to the other holders) at their respective addresses appearing on any of the registers above mentioned; and if in the case of joint holders of any Warrant more than one address appears on the register in respect of the joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address so appearing. Any notice so given by mail or so delivered by hand shall be deemed to have been given on the fifth business day after it has been mailed or on the day upon which it has been delivered, or if sent by facsimile on the first business day following the transmission, as the case may be. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving the notice shall be included and the date of the meeting or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

(2)   If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is published once in the Report on Business section in the national edition of *The Globe and Mail* newspaper, or, if there is a disruption of circulation of that newspaper, once in an English language newspaper of general circulation and approved by the Warrant Agent in the City of Vancouver and, in the case of notice convening a meeting of Warrantholders, with such additional publications, in the same or in other cities or both, as the Warrant Agent deems necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or a stock exchange on which the Shares are listed and if a daily newspaper of general circulation is not, for any reason, published at the time in the English language in any city, the notice may be published in any other publication available in that city as is acceptable to the Warrant Agent. A notice so given will be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in all the cities if more than one publication in any of them is required).

(3)   Any mailings to or from outside of Canada shall be made by registered airmail postage prepaid, or by prepaid courier.

2.14   **Notice to the Company or the Warrant Agent**

(1)   Unless herein otherwise expressly provided, a notice to be given hereunder to the Company or the Warrant Agent will be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by facsimile:

(a)   if to the Company:

Kensington Resources Ltd.
Suite 2100, 650 West Georgia Street
Vancouver, BC, V6B 4N9

Attention: President
Facsimile: (604) 682-0021

(b)   if to the Warrant Agent:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: Corporate Trust Department
Facsimile: 604-661-9403

and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice, or if transmitted by facsimile, on the first business day following the transmission.

(2)   The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection (1) of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3)   If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrant Agent or to the Company hereunder by registered mail could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection (1) by cable, facsimile, telegram, or other means of prepaid transmitted, recorded communication, and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to the officer or if delivered by cable, facsimile, telegram, telex or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice.

(4)   Any mailings to or from outside of Canada shall be made by registered airmail postage prepaid, or by prepaid courier.

2.15   **Transfer Restrictions and Legends**

(1)   Each Warrant Certificate originally issued to every subscriber, as well as all certificates issued in exchange for or in substitution of the Warrant Certificates, prior to September 7, 2005 shall bear the following legends:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 7, 2005."

> "WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL SEPTEMBER 7, 2005"

provided that, if at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under any such securities laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legend is not required such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

(2)   The Warrant Agent understands and acknowledges that the Warrants and the Shares issuable upon exercise of the Warrants have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. The Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless the Shares issuable upon exercise of the Warrants are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

(3)   Each Warrant Certificate issued to a U.S. Purchaser and all Certificates representing Warrants issued in exchange thereof or in substitution thereof, shall bear the following legend:

> "THESE WARRANTS AND THE SHARES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS AN EXEMPTION IS AVAILABLE

FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."

"THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS."

(4)   Certificates representing Warrants, and the Shares issued upon exercise of Warrants, issued to a person in the United States or by, or for the account or benefit of, a U.S. Person (except for Qualified U.S. Entity, who provides evidence of such status reasonably satisfactory to the Company, exercising at the time the Company is a Foreign Issuer with no Substantial U.S. Market Interest), and all certificates issued in exchange thereof or in substitution thereof, until such time as it is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULES 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, AND PROVIDED FURTHER THAT THE FOLLOWING PROCEDURE

COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION AND SUCH OTHER DOCUMENTATION AS MAY BE REQUESTED BY THE COMPANY OR ITS TRANSFER AGENT, IN FORMS SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT."

and all Shares issuable upon the exercise of Warrants pursuant to Subsection 3.1(5)(d) and the Warrant Exercise Form, and all certificates issued in exchange therefor or in substitution thereof, so legended shall bear the same legend; *provided*, that if at the time the Company is a "foreign issuer" as defined in Regulation S, Warrants or Shares, as applicable, bearing such legend are being sold outside the United States in compliance with Rule 904 of Regulation S under the 1933 Act and in compliance with applicable Canadian provincial and federal laws and regulations, such legend may be removed by providing a declaration to the Company and to Computershare Trust Company of Canada as registrar and transfer agent for the Shares as follows (or as the Company may prescribe from time to time together with other documentation as the Company or Computershare Trust Company of Canada may require):

"The undersigned (A) acknowledges that the sale of securities of Kensington Resources Ltd. (the "Company") to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" of the Company (as that term is defined in Rule 405 under the 1933 Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the Montreal Exchange or the TSX Venture Exchange, and neither the seller nor any person acting on their behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S under the 1933 Act."

provided further, that, if any of the Warrants or the Shares issuable upon exercise of the Warrants are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion or other evidence reasonably satisfactory to the Company to the effect that the legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

The Company shall use its reasonable commercial efforts to cause Computershare Trust Company of Canada to remove such legend, and to deliver a certificate which does not bear such legend, within three business days of the receipt of such a declaration and other documentation as the Company or the Warrant Agent may require or, in the case of Warrants or Shares being sold pursuant to Rule 144 under the 1933 Act, receipt of the foregoing evidence.

(5) The Warrant Agent acknowledges that any Share certificate issued with respect to an exercise of Warrants which includes the legend set forth in subsection 2.15(4) above may not be transferred except pursuant to registration or compliance with exemptions therefrom under the 1933 Act and all applicable state securities laws, and the Warrant Agent agrees not to register any transfer of the Shares so legended unless, in addition to the other requirements set forth herein:

(a) the transferor has executed and delivered to the Warrant Agent a declaration in the form set forth in subsection 2.15(4) (or as the Company may otherwise prescribe together with other documentation as the Company or the Warrant Agent may require) to the effect that the transfer is being made pursuant to Rule 904 of Regulation S under the 1933 Act, and in such case the Share certificate issued to the transferee shall not include the legend set forth in subsection 2.15(4) unless the Company has, prior to the issuance thereof, informed the Warrant Agent that it has ceased to be a "foreign issuer" as defined in Rule 902 under the 1933 Act; or

(b) the transferor has delivered to the Warrant Agent and the Company an opinion of counsel to the effect that the transfer is in compliance with the requirements of the 1933 Act and all applicable state securities laws, and the Company has confirmed in writing to the Warrant Agent that such opinion is satisfactory to the Company, and in such case the share certificate issued to the transferee shall include the legend set forth in subsection 2.15(4) unless such opinion states that the legend is no longer required; or

(c) the Company has confirmed in writing to the Warrant Agent that it has received other evidence satisfactory to it that the transfer is in compliance with the requirements of the 1933 Act and all applicable state securities laws, and has instructed the Warrant Agent regarding the inclusion or omission of the legend set forth in subsection 2.15(4) on the Share Certificate issued to the transferee; or

(d)   the transferee is the Company.

ARTICLE 3
EXERCISE OF WARRANTS

3.1   **Method of Exercise of Warrants**

(1)   Each Warrant may be exercised by the holder thereof at any time on or after the Date of Issue, but not after the Warrant Expiry Time, upon the terms and subject to the conditions set forth herein.

(2)   Subject to and upon compliance with the provisions of this Article, the holder of any Warrant Certificate may exercise the right of purchase therein provided for by surrendering the Warrant Certificate to the Warrant Agent at its principal transfer office in the City of Vancouver or at such additional place or places as may be designated by the Company from time to time with the approval of the Warrant Agent during normal business hours on a business day at that place prior to the Warrant Expiry Time, together with the Warrant Exercise Form attached to the Warrant Certificate duly completed and executed by the holder for the number of Shares which the holder desires to purchase and the Exercise Price applicable at the time of the surrender calculated in accordance with the provisions of this Indenture. The Exercise Price for Shares subscribed for under Warrants shall be paid by certified cheque, bank draft or money order payable to or to the order of the Company. Surrender of a Warrant Certificate and the Warrant Exercise Form and payment of the Exercise Price will be deemed to have been effected, and Warrants shall be deemed to have been exercised, only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at one of the offices specified in this section.

(3)   Every Warrant Exercise Form: shall be signed by the holder of the Warrant Certificate who desires to exercise in whole or in part the right of purchase therein provided for; shall specify the number of Shares that the subscriber wishes to purchase (being not more than he is entitled to purchase), the person or persons in whose name or names the Shares which the subscriber desires to purchase are to be issued and his or their address or addresses and the number of Shares to be issued to each such person, and if more than one is so specified, the form shall have one of the boxes in section (3) of the Warrant Exercise Form checked; and shall be substantially in the form set out in the Warrant Certificate.

(4)   If any Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Company or to the Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Company will not be required to issue or deliver any certificate evidencing any Shares unless or until that amount has been so paid or the

Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

(5)   The Warrants and the Shares issuable upon exercise thereof have not been registered under the 1933 Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless the Shares are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. No exercise of any Warrants shall be effective, and no certificate representing Shares shall be issued pursuant to the exercise of Warrants, unless the appropriate box on the Warrant Exercise Form is selected specifying one of the following:

(a)   the holder is not in the United States or a U.S. Person, is not exercising the Warrants on behalf of a U.S. Person, and did not execute or deliver the Warrant Exercise Form in the United States;

(b)   the holder is the original purchaser of the Warrants that purchased the Warrants as a Qualified U.S. Entity in an off shore transaction (as defined in Regulation S), is not exercising the Warrants in the United States or on behalf of person in the United States and did not execute or deliver the Warrant Exercise Form in the United States;

(c)   the holder is a U.S. Purchaser that remains an Accredited Investor and is exercising the Warrants on its own behalf and not for the account or benefit of any other person; or

(d)   the holder provides an opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that the holder's exercise of the Warrants is exempt from the registration requirements of the 1933 Act and the securities laws of all applicable states of the United States.

The certificates representing any Shares issued in connection with the exercise of Warrants pursuant to clause (c) or (d) of this Section 3.1(5) shall bear the legend set forth in Section 2.15(4) of this Indenture. No certificates for Shares shall be registered or delivered to an address in the United States unless the holder complies with clause (b), (c) or (d) of this Section 3.1(5).

3.2   Effect of the Exercise of Warrants

(1)   Subject to subsection (2) and Section 3.8, on exercise of a Warrant, the Company shall cause to be issued to the person or persons in whose name or names the Shares so subscribed for are to be issued as specified in the Warrant Exercise Form, the number of Shares to be issued to such person or persons and such person or persons shall become a shareholder or shareholders of the Company in respect of those Shares with effect from the date on which the Warrant is exercised and shall be entitled to delivery of a certificate or certificates evidencing the Shares and the Company shall cause the certificate or certificates to be mailed by first class, registered or certified mail to such person or persons (or, if applicable, the trustee

under the registered retirement savings plan which holds the Shares) at the address or addresses specified in the Warrant Exercise Form within three business days of the date on which the Warrant is exercised.

(2)   Notwithstanding any provision herein contained to the contrary, the Company shall not be required to deliver certificates for Shares in any period while the share transfer books of the Company are closed and, in the event of the exercise of any Warrant during any such period, the Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Shares on the date on which such delivery of certificates for Shares may be postponed for a period not exceeding three business days after the date of the re-opening of the share transfer books.

(3)   In the event that the Warrants are exercised by any Warrantholder prior to September 7, 2005, all certificates evidencing the Shares shall bear the following legends:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 7, 2005."

> "WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL SEPTEMBER 7, 2005."

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under any such securities laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legends.

3.3   Partial Exercise of Warrants

A Warrantholder may subscribe for and purchase any lesser number of Shares than the number of Shares to which such holder is entitled upon the exercise of Warrants, in which case the Warrantholder shall be entitled to receive forthwith a new Warrant Certificate in respect of the Shares purchasable under the Warrant Certificate and not then subscribed for and purchased, and the Warrant Agent shall issue a new Warrant Certificate upon surrender of the Warrant Certificate, if satisfied that the new Warrant Certificate is properly issuable.

3.4 **Cancellation of Warrants**

All Warrants exercised as provided in Section 3.1, partially exercised as provided in Section 3.3, or exchanged for other Warrants as provided in Section 2.8 or otherwise surrendered to the Warrant Agent shall be cancelled and either held by the Warrant Agent until termination of this Indenture or resignation of the Warrant Agent or destroyed by the Warrant Agent at the direction of the Company and, if required by the Company, the Warrant Agent shall furnish the Company with a certificate as to the destruction.

3.5 **Expiration of Warrants**

After the Warrant Expiry Time, all rights under this Indenture and under any Warrant that has not been exercised shall wholly cease and terminate and the Warrant Certificate therefor shall be wholly void and of no effect.

3.6 **Adjustment of the Exercise Price and Subscription Rights**

(1) In this section, the terms "**record date**" and "**effective date**" where used herein, shall mean the close of business on the relevant date.

(2) If and whenever at any time from the date hereof until the Warrant Expiry Time, the Company:

(a) issues Shares or Convertible Securities to all or substantially all of the holders of Shares by way of stock dividend, other than: (i) the issue from time to time of Shares or Convertible Securities by way of stock dividend to shareholders who elect to receive Shares or Convertible Securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan; or (ii) as dividends in the ordinary course,

(b) subdivides the outstanding Shares into a greater number of shares, or

(c) combines, consolidates or reduces the outstanding Shares into a lesser number of shares,

(each of such events being herein called a "**Share Reorganization**"), the Exercise Price will be adjusted effective immediately on the record date for the dividend or, in the case of a subdivision, combination, consolidation or reduction, effective immediately on the record date, or the effective date if no record date is fixed, to the number that is the product of:

(d) the Exercise Price in effect on that effective date or record date; and

(e) the fraction of which:

(i) the numerator is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and

(ii)   the denominator is the total number of Shares that are or would be outstanding immediately after that effective date or record date after giving effect to the Share Reorganization and assuming all Convertible Securities issued as part of the Share Reorganization had then been converted into or exchanged for Shares or all rights to acquire Shares had then been exercised.

For the purpose of determining the number of Shares outstanding at any particular time there shall be included that number of Shares which would have resulted from the conversion or exchange at that time of all Convertible Securities of the Company (other than any Convertible Securities issued to holders of Shares by way of a stock dividend and otherwise included in computing the denominator in clause (ii) hereof). Shares (and Shares issuable upon conversion or exchange of Convertible Securities) issued or to be issued under a Share Reorganization shall be deemed to be outstanding on the record date or effective date for such Share Reorganization for the purpose of calculating the number of outstanding Shares under subsections (3) and (5). To the extent that any Convertible Securities issued to holders of Shares by way of a stock dividend are not so converted or exchanged into or for Shares prior to the expiration of the right to do so, the conversion price shall then be readjusted to the conversion price which would then be in effect based upon the number of Shares actually issued upon the conversion or exchange of the Convertible Securities.

(3)   If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Shares or Convertible Securities at a price per share (or having a conversion price per share) less than 95% of the Current Market Price on the record date (any such issuance being herein called a "**Rights Offering**"), the Exercise Price will be adjusted on the record date to the number which is the product of the Exercise Price in effect immediately prior to the record date and the fraction:

(i)   the numerator of which shall be the total of (A) the number of Shares outstanding immediately prior to the record date and (B) a number of Shares equal to the number arrived at by multiplying the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable by the quotient obtained by dividing the purchase or subscription price for each Share offered for subscription or purchase or the conversion price for each Convertible Security so offered by such Current Market Price for the Shares, and

(ii)   the denominator of which shall be the total number of Shares outstanding immediately prior to such record date plus the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for determination of shareholders entitled to receive such Shares or Convertible Securities, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (3) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any rights, options or warrants are not so issued or any of the rights, options or warrants so issued are not exercised prior to the expiration thereof, or any Convertible Securities are not so converted into or exchanged for Shares prior to the expiration of the right to do so, the Exercise Price will be readjusted to the Exercise Price in effect immediately prior to the record date, and the Exercise Price will be further adjusted based upon the number of additional Shares actually delivered upon the exercise of the rights, options or warrants, or issued upon the conversion or exchange of the Convertible Securities, as the case may be.

(4)   If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares or Convertible Securities at a price per share (or having a conversion price per share) not less than 95% of the Current Market Price on the record date, the Exercise Price will not be adjusted.

(5)   If and whenever at any time from the date hereof to the Warrant Expiry Time the Company shall fix a record date for the making of an issue or distribution to all or substantially all the holders of its outstanding Shares of (a) shares of any class, excluding Shares or Convertible Securities referred to in paragraph 2(a), whether of the Company or any other corporation, or (b) rights, options or warrants, excluding those referred to in subsection (3) or (4), or (c) evidences of its indebtedness, or (d) property, cash or other assets, excluding dividends in the ordinary course or property distributed in lieu thereof at the option of the shareholders (any of such events being herein called a "**Special Distribution**") then, in each such case, the Exercise Price shall be adjusted on the record date to the number that is the product of the Exercise Price in effect immediately prior to the record date and the fraction:

(i)   the numerator of which shall be the total number of Shares outstanding immediately prior to the record date multiplied by the Current Market Price on the day immediately prior to such record date, less the aggregate fair market value (as determined by the Directors, subject to prior written approval of the Exchange which determination, absent manifest error, shall be conclusive) of the shares or rights, options or warrants or evidence of indebtedness or property, cash or assets so distributed, and

(ii)   the denominator of which shall be the total number of Shares outstanding immediately prior to the record date multiplied by such Current Market Price.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (5) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if the record date had not been fixed or to the Exercise Price which would then be in effect based upon the shares or rights, options or warrants or evidences of indebtedness or property, cash or assets actually distributed, as the case may be.

(6)   On any adjustment of the Exercise Price pursuant to subsection (2), (3) or (5), including any readjustment, the number of Shares purchasable on exercise of a Warrant will be adjusted, effective at the same time as the adjustment of the Exercise Price, by multiplying the number of Shares so purchasable immediately before the adjustment by a fraction which is the reciprocal of the fraction used in the adjustment of the Exercise Price.

(7)   Subject to the prior written approval of the Exchange if and whenever at any time from the date hereof to the Warrant Expiry Time there is:

(a)   a reclassification of the Shares outstanding, a change of Shares into other shares or securities, or any other capital reorganization of the Company except as described in subsections (2), (3), (4) and (5),

(b)   a consolidation, merger or amalgamation of the Company with or into another body corporate resulting in a reclassification of outstanding Shares or a change of Shares into other shares or securities, or

(c)   a transaction whereby all or substantially all the Company's undertaking and assets become the property of another corporation,

(any of those events being herein called a "**Corporate Reorganization**"), a holder who thereafter exercises Warrants will be entitled to receive and will accept, for the Exercise Price then in effect, in lieu of the Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would otherwise have been entitled on exercise immediately prior to the Corporate Reorganization, the kind and amount of shares or other securities or property (including cash) that he would have been entitled to receive as a result of the Corporation Reorganization if, on the effective date thereof, he had been the holder of the number of Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would have been entitled on the exercise of the Warrant or Warrants immediately prior to the Corporation Reorganization.

(8)   As a condition precedent to taking any action that would require an adjustment pursuant to subsection (7), the Company will take all action that, in the opinion of

counsel, is necessary in order that the Company, any successor or any successor to its assets and undertaking, shall be obligated to and may validly and legally issue as fully paid and non-assessable all the Shares or other shares or securities or property to which Warrantholders will be entitled on the exercise of Warrants thereafter.

(9)   Subject to the prior written consent of the Exchange, if necessary as a result of any Corporate Reorganization, appropriate adjustments will be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests of Warrantholders to the end that the provisions set forth in this Article 3 will thereafter correspondingly be made applicable as nearly as may reasonably be possible to any shares or other securities or property thereafter deliverable on the exercise of a Warrant. Any such adjustment will be made by and set forth in an amendment hereto approved by the Directors and by the Warrant Agent and will for all purposes, absent manifest error, be conclusively deemed to be an appropriate adjustment.

(10)   Subject to the prior written consent of the Exchange, if the purchase price provided for in any right, warrant or option issued in connection with a Rights Offering is decreased, or the conversion price for Convertible Securities issued in connection with a Share Reorganization is increased, the Exercise Price shall forthwith be changed to whatever Exercise Price would have been obtained had the adjustment made in connection with the issuance of all such rights, warrants, options or Convertible Securities been made upon the basis of the purchase price as so decreased or the conversion price as so increased, provided that the provisions of this subparagraph shall not apply to any increase or decrease resulting from provisions in any rights, warrants, options or securities designed to prevent dilution if the increase or decrease shall not have been proportionately greater than the change, if any, in the Exercise Price to be made at the same time pursuant to the provisions of this section.

(11)   Subject to the prior written consent of the Exchange, if and whenever at any time prior to the Warrant Expiry Time the Company shall take any action affecting or relating to the Warrants, other than any action described in this section, which in the opinion of the Warrant Agent would prejudicially affect the rights of any holders of Warrants, the Exercise Price will be adjusted in such manner, if any, and at such time, as the Warrant Agent may in its sole discretion determine to be equitable in the circumstances to such holders.

3.7   Adjustment Rules for Exercise Price

The following rules and procedures will be applicable to adjustments made pursuant to Section 3.6:

(a)   the adjustments and readjustments provided for in Section 3.6 shall be cumulative and, subject to paragraph (b), will apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and other events that require an adjustment;

(b)   no adjustment in the Exercise Price, or resulting adjustment in the number of Shares issuable on exercise of Warrants, will be made unless the adjustment would result in a change of at least 1% in the prevailing Exercise Price and the number of Shares purchasable upon the exercise of the Warrants would change by at least one one-hundredth of a Share; provided, that any adjustment that would have been required to be made except for the provisions of this paragraph will be carried forward and taken into account in the next adjustment;

(c) no adjustment will be made in respect of an event described in paragraph 3.6(2)(a) or subsections 3.6(3) or 3.6(5) if the Warrantholders are entitled to participate in the event on the same terms, *mutatis mutandis*, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of the Exchange;

(d) for the purposes of subsections (2), (3), (4) and (5) of Section 3.6, there will be deemed not to be outstanding:

(i) any Share owned by or held for the account of the Company,

(ii) any Share owned by or held for the account of any Subsidiary of the Company;

(e) subject to the prior written consent of the Exchange, any dispute that arises at any time with respect to any adjustment pursuant to this Indenture will be conclusively determined (as between the Company, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Company) by the auditor of the Company or, if the auditor of the Company is unable or unwilling to act, by such firm of independent chartered accountants as is selected by the Directors and is acceptable to the Warrant Agent and any determination by them, absent manifest error, will be binding on the Company, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Company;

(f) in the absence of a resolution of the Directors fixing the record date for an event referred to in Section 3.6, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected or such other date as may be required by law;

(g) subject to the prior written consent of the Exchange if required as a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Shares which the holders of the Warrants would be entitled to receive thereafter and to exercise such Warrants in accordance with the provisions hereof;

(h)   subject to Sections 7.2 and 7.3, the Warrant Agent shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 3.6, or with respect to the nature or extent of any such adjustment made, or with respect to the method employed in making same. The Warrant Agent shall not be accountable for the validity or value of any Shares delivered upon the exercise or deemed exercise of any Warrants and shall not be responsible for any failure of the Company to make any payment, or to issue or deliver any securities or certificates represented hereby upon the exercise or deemed exercise of any Warrants; and

(i)   in the case the Company, after the date hereof, shall take any action affecting any Shares which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exercise Price shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment in the Exercise Price prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances, subject to the prior written consent of the Exchange.

3.8   Postponement of Issue of Shares, etc.

In any case in which Section 3.6 requires an adjustment to take effect immediately after the effective date of or record date for an event, and a Warrant is exercised after that date and before the consummation of the event (which in the case of rights, options and warrants will be the date the rights, options and warrants are issued), the Company may postpone until consummation issuing to the Warrantholder such of the shares, securities or property to which he is entitled if the Warrant had been exercised immediately before that date, provided however, that the Company will deliver to the Warrantholder an appropriate instrument evidencing such holder's right to receive such additional shares, securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional shares, securities or property declared in favour of the holders of record of Shares or of such securities or property on or after that date or such later date as such holder would but for the provisions of this subsection have become the holder of record of such additional shares or of such securities or property pursuant to Section 3.6.

3.9   Notice of Certain Events

(1)   At least 14 days before the effective date of or record date for any event referred to in Section 3.6, other than a subdivision or consolidation of the Shares, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Exercise Price and the number of Shares purchasable on exercise of a Warrant, the Company will:

(a)   file with the Warrant Agent a certificate of the Company specifying the particulars of the event and, to the extent determinable, any adjustment required and the computation of the adjustment, and

(b)   give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required.

The notice need only set forth particulars as have been determined at the date that notice is given.

(2)   If any adjustment for which a notice pursuant to subsection (1) is given is not then determinable, the Company will promptly after the adjustment is determinable:

(a)   file with the Warrant Agent a certificate of the Company showing the computation of the adjustment, and

(b)   give notice to the Warrantholders of the adjustment.

(3)   In the event of a subdivision or consolidation of the Shares, the Company will, prior to giving effect thereto, file with the Warrant Agent a certificate of the Company specifying the particulars of the subdivision or consolidation and specifying the number of Shares purchasable or exercise of a Warrant after giving effect to such subdivision or consolidation.

3.10   No Fractional Shares

The Company will not, pursuant to Section 3.6 or under any other circumstances, be obligated to issue any fraction of a Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Shares. If not so exercised, the Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Share.

3.11   Reclassification, Reorganizations, etc.

(1)   In case of:

(a)   any reclassifications or change of the Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or consolidation);

(b)   any amalgamation, consolidation or merger of the Company with, or amalgamation, consolidation or merger of the Company into, any other corporation (other than an amalgamation, consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change, other than as aforesaid, of the Shares);

(c)   a reorganization of the Company; or

(d)   any sale, transfer or other disposition of all or substantially all of the assets of the Company,

the Company or the corporation formed by the amalgamation or the corporation into which the Company shall have been merged or the reorganized Company, or the corporation which shall have acquired such assets, as the case may be, shall execute and deliver to the Warrant Agent a supplemental indenture providing that the holder of each Warrant then outstanding shall have the right thereafter (until the Warrant Expiry Time) to exercise Warrants only into the kind and amount of shares and other securities and property (including cash) receivable upon such reclassification, change, amalgamation, merger, reorganization, sale, transfer or other disposition by a holder of the number of Shares which were purchasable upon the exercise of the Warrants had the Warrants been exercised immediately prior to the reclassification, change, amalgamation, merger, reorganization, sale, transfer or other disposition.

(2)   The supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article.

(3)   The provisions of this section shall apply to successive reclassifications, changes, amalgamations, mergers, reorganizations, sales, transfers or other dispositions.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1   General Covenants

The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrantholders that:

(a)   it will at all times maintain its existence, carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice, keep or cause to be kept proper books of account in accordance with generally accepted accounting practice and, if and whenever required in writing by the Warrant Agent, file with the Warrant Agent copies of all annual statements of the Company furnished to its shareholders during the term of this Indenture;

(b)   it is duly authorized to create and issue the Warrants to be issued hereunder and the Warrant Certificates when issued and certified as herein provided will be legal, valid and binding obligations of the Company;

(c)   subject to the provisions of this Indenture, it will cause the Shares from time to time subscribed for and purchased pursuant to the exercise of Warrants and the certificates representing such Shares to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d) at all times while any Warrants are outstanding it shall reserve and there shall remain unissued and conditionally allotted out of its authorized capital a number of Shares sufficient to enable the Company to meet its obligations to issue Shares on the exercise of Warrants outstanding hereunder from time to time;

(e) upon the exercise by the holder of any Warrant of the right of purchase provided for therein and herein and upon payment of the Exercise Price applicable thereto for each Share in respect of which the right of purchase is so exercised, all Shares issuable upon the exercise shall be issued as fully paid and non-assessable;

(f) it will use its reasonable commercial efforts to ensure that the Shares issuable upon exercise of the Warrants will be listed for trading on the Exchange and any other stock exchange on which the Shares are then listed and posted for trading upon their issue for a period of not less than one year from the Date of Issue;

(g) for a period of not less than two years from the Date of Issue, the Company will use its reasonable commercial efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Provinces of British Columbia and Alberta;

(h) the issue of the Warrants does not and will not result in a breach by the Company of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Company of any applicable laws, and does not and will not conflict with any of the terms, conditions or provisions of the memorandum of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company is a party or by which it is contractually bound on the date of this Indenture;

(i) it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for better accomplishing and effecting the intentions and provisions of this Indenture; and

(j) it will use commercially reasonable efforts to remain a Foreign Issuer for 12 months from the date of this Indenture.

4.2   Securities Qualification Requirements

(1) If, in the opinion of either counsel to the Warrant Agent or counsel to the Company, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Shares may be issued or delivered to an initial Warrantholder or resold by such Warrantholder, the Company covenants that it will use its reasonable commercial efforts to file such

instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)   The Company will give written notice of the issue of Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3   Warrant Agent's Remuneration and Expenses

The Company will pay to the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Warrant Agent, its servants or its agents or other advisors or assistants aforesaid.

4.4   Notice to Warrantholders of Certain Events

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

(a)   pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares;

(b)   offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options;

(c)   make any repayment of capital on, or distribution of evidences of indebtedness on any of its assets (excluding cash dividends) to the holders of, its Shares;

(d)   amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)   effect any subdivision, consolidation or reclassification of its Shares; or

(f)   liquidate, dissolve or wind-up,

unless, in each such case, the Company shall have given notice, in the manner specified in Section 2.13, to each Warrantholder, of the action proposed to be taken and the date on which: (i) the books of the Company shall close or a record shall be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities; or (ii) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up shall take place, as the case may be, provided that the Company shall only be required to specify in the notice those particulars of the action as shall have been fixed and determined at the date on which the notice is given. The notice shall also specify the date as of which the holders of Shares of record shall participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or shall be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice shall be given, with respect to the actions described above not less than 14 days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

4.5 Closure of Share Transfer Books

The Company further covenants and agrees that it will not during the period of any notice given under Section 4.4 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section shall be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 4.4 or to pay any cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.6 Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder.

4.7 Representation and Warranty

The Company represents and warrants to the Warrant Agent and the holders of the Warrants and/or Shares that it is a "foreign issuer" as that term is defined in Regulation S.

ARTICLE 5
MEETINGS OF WARRANTHOLDERS

5.1 Right to Convene Meeting

(1) The Warrant Agent or the Company may at any time and from time to time, and the Warrant Agent shall on receipt of a requisition in writing signed by the holders of Warrants sufficient to purchase not less than 20% of the aggregate number of Shares which would be purchased under the Warrants then outstanding and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders.

(2)   If the Warrant Agent fails to convene a meeting within seven days after receipt of the requisition and indemnity referred to in subsection (1), the Company or the Warrantholders, as the case may be, may convene the meeting.

(3)   Every meeting of Warrantholders shall be held in the City of Vancouver, British Columbia or at such other place as the Warrant Agent shall determine.

5.2   Notice

(1)   At least ten days' prior notice specifying the place, day and hour of meeting and the general nature of business to be transacted shall be given prior to any meeting of Warrantholders but it shall not be necessary to specify in the notice the terms of any resolution to be proposed.

(2)   Notice of a meeting of Warrantholders shall be given to the Warrantholders in the manner provided in Section 2.13. Notice shall be given to the Company unless the meeting is convened by the Company and to the Warrant Agent unless the meeting is convened by the Warrant Agent. Any accidental omission in the notice of a meeting shall not invalidate any resolution passed at the meeting.

5.3   Chairman

The person, who need not be a Warrantholder, nominated in writing by the Warrant Agent shall be entitled to act as the chairman at any meeting of Warrantholders, but if no such person is nominated or if the person nominated shall not be present within fifteen (15) minutes after the time appointed for holding the meeting, the Warrantholders present shall choose a person present to be chairman.

5.4   Quorum

(1)   At any meeting of the Warrantholders a quorum shall consist of two or more Warrantholders present in person or by proxy holding not less than 10% of the Warrants then outstanding.

(2)   If a quorum of the Warrantholders is not present within half an hour from the time fixed for holding any meeting, the meeting, if convened by Warrantholders or by a requisition of Warrantholders, shall be dissolved; but if otherwise convened, the meeting shall stand adjourned without notice to the same day in the next week following (unless that day is not a business day, in which case the meeting shall stand adjourned to the next business day thereafter) at the same time and place. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold 10% of the Warrants then outstanding.

5.5 **Power to Adjourn**

The chairman of any meeting at which a quorum of Warrantholders is present may, with the consent of the meeting, adjourn any meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

5.6 **Show of Hands**

Every question submitted to a meeting other than a question to be resolved by an Extraordinary Resolution shall be decided in the first place by a majority of the votes given on a show of hands and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact.

5.7 **Poll**

On every Extraordinary Resolution to be passed at a meeting and on any other question submitted to a meeting when directed by the chairman or when demanded by one or more of the Warrantholders acting in person or by proxy holding at least 10% of the Warrants then outstanding, a poll shall be taken in the manner as the chairman shall direct. Questions other than those to be resolved by Extraordinary Resolution shall, if a poll be taken, be decided by the votes of the holders of a majority of the Warrants represented at the meeting and voted on the poll. If at any meeting a poll is so demanded as aforesaid on the election of a chairman or on a question of adjournment, it shall be taken forthwith. If at any meeting a poll is so demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner and either at once or after an adjournment as the chairman directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all holders of Warrants.

5.8 **Voting**

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Share purchasable under Warrants of which he shall then be the holder. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

5.9 **Persons Entitled to be Present**

The Company and the Warrant Agent by their respective officers and directors and the counsel of the Company and the Warrant Agent may attend any meeting of Warrantholders but shall have no vote as such.

5.10   Regulations

The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make or vary such regulations as it shall think fit providing for and governing the following:

(a)   the issue of voting certificates:

(i)   by any bank, trust company or other depository approved by the Warrant Agent, certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting; or

(ii)   by any bank, trust company, insurance company, governmental department or agency approved by the Warrant Agent, certifying that it is the holder of specified Warrants and will continue to hold the same until after the meeting,

which voting certificates shall entitle the holders named therein to be present and vote at any meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders named in the voting certificates were the actual holders of the specified Warrants;

(b)   the form of the instrument appointing a proxy (which shall be in writing), the manner in which the same shall be executed and the form of any authority under which a person executes a proxy on behalf of a Warrantholder;

(c)   the deposit certificates, instruments appointing proxies or authorities at such place or places as the Warrant Agent (or the Company or Warrantholders in case the meeting is convened by the Company or the Warrantholders, as the case may be) may in the notice convening the meeting direct and the time (if any) before the holding of the meeting or adjourned meeting at which the same shall be deposited;

(d)   the deposit of voting certificates or instruments appointing proxies at some place or places other than the place at which the meeting is to be held and for particulars of the voting certificates or instruments appointing proxies to be cabled or telegraphed or notified by other means of communication before the meeting to the Company or to the Warrant Agent and for the voting of voting certificates and proxies so deposited as if the voting certificates or the instruments themselves were produced at the meeting or deposited at any other place required pursuant to subsection (c); and

(e)   generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. Except as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or to be present at the meeting in respect thereof, shall be registered Warrantholders and persons whom registered Warrantholders have by instrument in writing duly appointed as their proxies.

5.11   **Certain Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred on them by the other provisions of this Indenture or by law but subject to obtaining the approval of the Exchange, the Warrantholders shall have the following powers, exercisable from time to time by Extraordinary Resolution:

(a)   power to agree to any amendment, modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in that capacity or on behalf of the Warrantholders against the Company whether the rights arise under this Indenture or otherwise;

(b)   power to agree to any change in or omission from the provisions of the Warrant Certificate and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying any change or omission;

(c)   power to require the Warrant Agent, subject to compliance with Section 7.3, to enforce any of the obligations of the Company under this Indenture or any supplemental instrument or to enforce any of the rights of the Warrantholders in any manner specified in an Extraordinary Resolution or to refrain from enforcing any such covenant or right, upon the Warrant Agent being furnished with such indemnity as it may in its discretion require;

(d)   power to remove the Warrant Agent or its successor or successors in office and to appoint a new Warrant Agent or Warrant Agents to take the place of the Warrant Agent or Warrant Agents so removed;

(e)   power to waive and direct the Warrant Agent to waive any default on the part of the Company in complying with any provision of this Indenture either unconditionally or upon conditions specified in the Extraordinary Resolution;

(f)   power to restrain any Warrantholder from taking or instituting or continuing any suit, action or proceeding against the Company for the enforcement of any of the obligations of the Company under this Indenture or to enforce any right of the Warrantholders; and

(g)   power to amend, alter or repeal any Extraordinary Resolution previously passed or consented to by Warrantholders.

5.12 **Definition of "Extraordinary Resolution"**

The expression **"Extraordinary Resolution"** when used in this Indenture means a resolution passed at a meeting (including an adjourned meeting) of Warrantholders duly convened and held in accordance with the provisions of this Indenture at which a quorum is present and carried by the affirmative vote of not less than 66 2/3% of the votes given on a poll or by the consent in writing, which may be in one or more instruments, of the holders of not less than 66 2/3% of the Warrants then outstanding.

5.13 **Resolutions Binding on all Warrantholders**

Every resolution and every Extraordinary Resolution duly passed at a meeting of the Warrantholders duly convened and held or any consent in writing having the effect of an Extraordinary Resolution shall be binding upon all the Warrantholders (including their successors and assigns) whether or not present or represented or voting at the meting or signatories to the consent, as the case may be, and each of the Warrantholders and the Warrant Agent, subject to the provisions for its indemnity contained in this Indenture, shall be bound to give effect thereto.

5.14 **Holdings by Company Disregarded**

In determining whether the requisite number of Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Extraordinary Resolution, consent, waiver or other action under this Indenture, Warrants owned by the Company or any Subsidiary of the Company shall be deemed to be not outstanding.

5.15 **Minutes**

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes if purporting to be signed by the chairman of the meeting, or by the chairman of the next succeeding meeting of Warrantholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every meeting for which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed or proceedings taken thereat to have been duly passed and taken.

5.16 **Powers Cumulative**

Any one or more of the powers or combination of the powers in this Indenture exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Warrantholders to exercise the same or any other power or powers or combination of powers then or any power or powers or combinations of powers thereafter.

5.17 **Instruments in Writing**

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by Warrantholders entitled to acquire 66 2/3% of the aggregate number of Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

ARTICLE 6
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

6.1   Provision for Supplemental Indenture for Certain Purposes

From time to time the Company and the Warrant Agent may, subject to the provisions of these presents and the obtaining of the prior written consent of the Exchange, and shall, when so directed by these presents, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)   adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable and are not in the opinion of the Warrant Agent, based on the advice of counsel, prejudicial to the interest of the Warrantholders as a group;

(b)   giving effect to any Extraordinary Resolution passed as provided in Article 5;

(c)   making any modification in the form of Warrant Certificate which, in the opinion of the Warrant Agent, based on the advice of counsel, does not affect the substance thereof;

(d)   making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(e)   modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Warrant Agent, based on the advice of counsel, the modification or relief materially impairs any of the rights of the Warrantholders, as a group, or of the Warrant Agent, and provided that the Warrant Agent may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(f)   for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Warrant Agent, based on the advice of counsel, the rights of the Warrant Agent or of the Warrantholders, as a group, are in no way prejudiced thereby.

6.2   **Successor Companies**

Subject to Section 3.9, nothing in this Indenture shall prevent any consolidation, reorganization, amalgamation, arrangement or merger of the Company with or into any other body corporate, bodies corporate, or person, or a conveyance or transfer of all or substantially all the property and assets of the Company as an entirety to any body corporate or person lawfully entitled to acquire and operate the same; provided, however, that the body corporate formed by such consolidation, amalgamation or arrangement or into which such merger shall have been made or the person which acquires by conveyance or transfer all or substantially all the property and assets of the Company as an entirety shall execute and deliver to the Warrant Agent prior to or contemporaneously with such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and as a condition precedent thereto, an agreement supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company shall be assumed by such successor body corporate or person. The Warrant Agent shall be entitled to receive and shall be fully protected in relying upon an opinion of counsel that any such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and any supplemental agreement executed in connection therewith, complies with the provisions of this section.

6.3   **Successor Body Corporate Substituted**

Subject to Section 3.11, in case the Company, pursuant to Section 6.2 hereof, shall be consolidated, amalgamated, reorganized, arranged or merged with or into any other body corporate or bodies corporate or person or shall convey or transfer all or substantially all of the property and assets of the Company as an entirety to another body corporate or person, the successor body corporate or person formed by such consolidation, reorganization, arrangement or amalgamation or into which the Company shall have been merged or which shall have received a conveyance or transfer as aforesaid shall succeed to and be substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein as the party of the first part. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, reorganization, merger, conveyance or transfer.


ARTICLE 7
CONCERNING THE WARRANT AGENT


7.1   **Rights and Duties of Warrant Agent**

(1)   In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent will act honestly and in good faith with a view to the best interests of the Warrantholders and will exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances.

(2)   No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own negligent act, negligent failure to act or wilful misconduct.

(3)   The obligation of the Warrant Agent to commence or continue any action, actions or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing,

when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereto and any loss and damage it may suffer by reason thereof.

(4)   No provision of this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(5)   The Warrant Agent may, before commencing or at any time during the continuance of such act, action or proceeding require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

7.2   Evidence, Experts and Advisors

(1)   In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as is prescribed by Applicable Legislation or as the Warrant Agent reasonably requires by written notice to the Company.

(2)   In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or Applicable Legislation or pursuant to a request of the Warrant Agent.

(3)   Whenever Applicable Legislation requires that evidence referred to in subsection (1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof.

(4)   Any statutory declaration may be made by one or more officers or Directors of the Company.

(5)   Proof of the execution of an instrument in writing by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution, or in any other manner that the Warrant Agent considers adequate.

(6)   The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it reasonably requires for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them payable by the Company in accordance with Section 4.3, without taxation of costs of any counsel and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent.

(7)   The Warrant Agent may as a condition precedent to any action to be taken by it under this Indenture require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

7.3   Documents, Moneys, etc. Held by Warrant Agent

(1)   Any security, document of title or other instrument that may be at any time held by the Warrant Agent subject to the terms hereof may be placed in the deposit vaults of the Warrant Agent or of any Schedule I Canadian chartered bank or deposited for safekeeping with such bank.

(2)   Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Warrant Agent in any Schedule I Canadian chartered bank at the rate of interest (if any) then current on similar deposits or:

(a)   deposited in the deposit department of the Warrant Agent or of any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, or

(b)   with the consent of the Company may be invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Schedule I Canadian chartered bank or loan or trust company.

(3)   Unless the Company is in default hereunder, all interest or other income received by the Warrant Agent in respect of deposits in investment will belong to the Company.

7.4   Action by Warrant Agent to Protect Interests

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interests and the interests of the Warrantholders.

7.5   Warrant Agent not Required to give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the terms and powers of this Indenture or otherwise in respect of the premises.

7.6   Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the Warrant Agent, it is expressly declared and agreed that:

(a)   the Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture (except the representation contained in Section 7.8 and by virtue of the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such representations, statements or recitals are and shall be deemed to be made by the Company;

(b)   the Warrant Agent shall not be obligated to see or to require evidence of registration (a filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)   the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)   the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any obligation herein contained or of any acts of the directors, officers, employees or agents of the Company;

(e)   the Company shall indemnify and hold harmless the Warrant Agent and its employees, directors and officers from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Warrant Agent or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the negligent action, the negligent failure to act, or the wilful misconduct of the Warrant Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation of the Warrant Agent;

(f)   the Warrant Agent shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Warrant Agent be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Warrant Agent may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Warrant Agent hereunder as to whether any action is required to be taken in respect of any default hereunder;

(g)   the Warrant Agent is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 3.6 or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(h)   the Warrant Agent is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant; and

(i) the Warrant Agent is not responsible for any failure of the Company to make any cash payment or any failure of the Company to issue, transfer or deliver Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Section 7.

7.7   **Replacement of Warrant Agent**

(1) The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, except as otherwise provided in this Indenture, by giving to the Company and the Warrantholders not less than 90 days' notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Company accepts as sufficient.

(2) The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3) If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4) Failing appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to the British Columbia Supreme Court for the appointment of a new Warrant Agent.

(5) Any new Warrant Agent so appointed by the Company or by the Court will be subject to removal by Extraordinary Resolution of the Warrantholders.

(6) Any new Warrant Agent appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Qualifying Jurisdictions in Canada.

(7) On any appointment, the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the powers, rights, duties and responsibilities to the new Warrant Agent.

(8) On the appointment of a new Warrant Agent, the Company will promptly give notice thereof to the Warrantholders.

(9) A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the trust business of the Warrant Agent, will be the successor to the Warrant Agent hereunder without any further act on its part or on the part of any party hereto if the corporation would be eligible for appointment as a new Warrant Agent under subsection (6).

(10)   A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

7.8   Conflict of Interest

(1)   The Warrant Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the conflict of interest or resign its agency hereunder.

(2)   Subject to subsection (1), the Warrant Agent in its personal or any other capacity may buy, lend on and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

7.9   Acceptance of Trust

The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who became holders of Warrants from time to time issued pursuant to this Indenture.

7.10   Accounts

(1)   The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company agrees to complete and execute forthwith a declaration in the form prescribed by the Warrant Agent as to the particulars of such third party.

(2)   The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 8
GENERAL

8.1   **Satisfaction and Discharge of Indenture**

This Indenture shall expire and terminate on the earlier of:

(a)   the date by which there has been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore certified hereunder, or

(b)   the sixty-first day following the Warrant Expiry Date,

and if all Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and on delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

8.2   **Sole Benefit of Parties and Warrantholders**

Nothing in this Indenture expressed or implied will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

8.3   **Discretion of Directors**

Any matter provided herein to be determined by the Directors will be determined by the Directors in their sole discretion and a determination so made, absent manifest error, will be conclusive.

8.4   **Privacy**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

8.5   **Counterparts and Formal Date**

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and the counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to bear the date set out at the top of the first page of this Indenture.

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

KENSINGTON RESOURCES LTD.

By: _____
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By: _____
Authorized Signatory

By: _____
Authorized Signatory

SCHEDULE "A"

FORM OF WARRANT CERTIFICATE

THE RIGHT TO PURCHASE COMMON SHARES UNDER THIS WARRANT EXPIRES AT 4:30 P.M. VANCOUVER TIME AT THE PLACE OF EXERCISE ON MAY 6, 2006 ("EXPIRY TIME")
Number
ZQ 123456
KENSINGTON RESOURCES LTD.
(Continued under the laws of the Yukon Territory)
SHARE PURCHASE WARRANTS
Warrants
THIS CERTIFICATE IS TO CERTIFY that for value received
SPECIMEN
CUSIP 489904 11 0
ISIN CA 4899041103
SEE REVERSE FOR CERTAIN DEFINITIONS
each Warrant ("Warrants") entitling the holder to acquire, subject to adjustment, one common share of Kensington Resources Ltd. for each Warrant represented hereby.
*** ZERO ***
VOID
VOID
KENSINGTON RESOURCES LTD.
By:
Authorized Officer
COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Officer
Dated:
SECURITY INSTRUCTIONS ON REVERSE
VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO
104598

EXERCISE FORM

TO: Kensington Resources Ltd.
AND TO: Computershare Trust Company of Canada

(a) The undersigned Holder of the Warrants evidenced by this Certificate hereby irrevocably subscribes for, and exercises his right to be issued, the number of Common Shares set forth below, such Common Shares being issuable upon exercise of such Warrants pursuant to the terms specified in the Warrants and the Warrant Indenture.

(b) The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. [ ] the undersigned is not in the United States or a U.S. Person, is not exercising the Warrants on behalf of a U.S. Person, and did not execute or deliver this Warrant Exercise Form in the United States; or

B. [ ] the undersigned is the original purchaser of the Warrants that purchased the Warrants as a Qualified U.S. Entity in an Off Shore Transaction, is not exercising the Warrants in the United States or on behalf of person in the United States and did not execute or deliver this Warrant Exercise Form in the United States; or

C. [ ] the undersigned is the original purchaser of the Warrants, remains an Accredited Investor and is exercising the Warrants on its own behalf and not for the account or benefit of any other person; or

D. [ ] the undersigned has enclosed herewith an opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that the undersigned's exercise of the Warrants is exempt from the registration requirements of the U.S. Securities Act and the securities legislation of all applicable states of the United States.

The terms "U.S. Person," "United States" and "Off Shore Transaction" are as defined in Regulation S under the U.S. Securities Act. "Qualified U.S. Entity" means a U.S. Person that is a corporation, partnership or other legal entity incorporated or organized in the United States whose affairs are wholly controlled and directed from outside of the United States. "Accredited Investor" has the meaning set forth in Rule 501(a) of Regulation D under the U.S. Securities Act. Any other capitalized terms not otherwise defined herein have the meanings given to them under the Warrant Certificate. If Box C or Box D is checked, Certificates representing Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws.

(c) The undersigned hereby irrevocably directs that the Common Shares be issued and delivered as follows:

____
Name(s) in full

____
Address(s) (include Postal Code)

____
Number(s) of Common Shares

(Please print full name in which certificate(s) are to be issued. If any of the Common Shares are to be issued to a person or persons other than the Warrantholder, the Transfer Form must be completed and the Warrantholder must pay to the Warrant Agent all requisite taxes or other government charges.)

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B, C or D above is checked.

DATED this _________ day of __________________, __________.

______________________________ ______________________________
Signature Guarantee (see instruction 2) Signature of Registered Holder

____
Name of Registered Holder

☐ Please check box if certificates representing the Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address(es) set forth in the warrant register unless a delivery address is set forth in (c) above.

Instructions:

1. The Holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to Computershare Trust Company of Canada at its principal office at 300 - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Certificates for Common Shares will be delivered or mailed as soon as reasonably practicable after the exercise of the Warrants.
2. If the Exercise Form indicates that Common Shares are to be issued to a Person or Persons other than the registered holder of the Certificate, the signature on this Exercise Form must be guaranteed by a Schedule 1 major chartered bank or a member of an acceptable medallion guarantee program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.
3. If the Exercise Form is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.
4. If Box D is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel in connection with the exercise of Warrants should contact the Corporation in advance to determine whether any opinions to be tendered will be acceptable to the Corporation.

TRANSFER FORM

Any transfer of Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfer.

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to ______________________________
____
______________________________,
________ Warrants represented by this Warrant Certificate and does hereby irrevocably appoint______________________________(this space should be left blank) as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Warrant Agent.

If the undersigned is a U.S. Person, the Warrants are being sold, assigned and transferred (check appropriate line and attach any required documentation):

[ ] outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and the undersigned has attached a declaration in the form described in the Warrant Indenture; or

[ ] in a transaction that does not otherwise require registration under the U.S. Securities Act or any applicable state securities laws, and the undersigned has furnished to the Corporation an opinion of counsel or other evidence reasonably satisfactory to the Corporation.

The undersigned hereby certifies that the Warrants are being sold, assigned or transferred in accordance with all applicable securities laws.

DATED this _________ day of __________________, __________.

______________________________ ______________________________
Signature Guarantee (see instruction 3) Signature of Registered Holder

____
Name of Registered Holder

Instructions:

1. Signature of the Warrantholder must be the signature of the registered holder appearing on the face of this Warrant Certificate.
2. If this Transfer Form is signed by an agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any Person acting in a fiduciary or representative capacity, the Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation, acting reasonably.
3. The signature on this Transfer Form must be guaranteed by a Schedule 1 major chartered bank/trust company or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.
4. Warrants shall only be transferable in accordance with applicable laws and the applicable provisions of the Warrant Indenture.



008D9C

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 19, 2005   By: /s/ Robert A. McCallum
Date   Robert A. McCallum
                              President, CEO and Director